Exhibit 4.10

Agreement for the provision of services and the allocation of expenses

Made and entered into in Kibbutz Sdot Yam, on October 14, 2021

(hereinafter, the “Effective Date”)

By and between:	Caesarstone Ltd., P.C. 51-143950-7
Of Kibbutz Sdot Yam, M.P. 38805
(the “Company”)
Of the First Part;

And:	Sdot Yam Agricultural Cooperative Association Ltd.
P.C. 570003509
Of Kibbutz Sdot Yam, M.P. 38805
(the “Kibbutz”)
Of the Second Part;

Whereas,
On July 20, 2011, the Company and the Kibbutz executed an agreement between them for the provision of services and the allocation of expenses, which was replaced in July 2015 (the “Original Agreement”);

Whereas	On 27 November, 2018, the Original Agreement was revised and replaced by a new agreement (the “2018 Agreement”);

Whereas
In accordance with the resolution of the Company's audit committee, that the engagement in accordance with the provisions of the 2018 Agreement will be for a term of three years, the parties entered into an agreement each time in accordance with the Companies Law, 1999 (hereinafter, the “Companies Law”);

Whereas
The parties wish to renew and revise the 2018 Agreement and establish various arrangements with respect to the services provided by the Kibbutz to the Company, as well as with respect to various expenses and charges relating to the Company's use of land and buildings located within the Kibbutz areas;

Whereas
The Parties seek to define, regulate and put in writing their relationship with respect to the provision of the services and the allocation of expenses for a further term of three years from the date of receipt of the approval of this Agreement by the Company’s general meeting (the “Additional Term”);

Now, therefore, it has been represented, stipulated and agreed between the parties as follows:

1.	Preamble, Appendices and Definitions

1.1.	The preamble and appendices to this agreement form an integral part thereof.

1.2.	The headings in this agreement are provided for convenience only and will not be used for the interpretation of the agreement.

1.3.	In this agreement:

(a)
“Company Land” - the areas of land and buildings in Kibbutz Sdot Yam that have been made available for the exclusive use of the Company, by virtue of an agreement between the Authority and the Kibbutz, dated 20.7.2011, and/or any extension and revision thereof;

(b)	The “Services” - the services to be provided to the Company by the Kibbutz in the normal course of the Company's business, as specified in this Agreement.

2.	Representations and Warranties of the Kibbutz

The Kibbutz represents and warrants to the Company as follows:

2.1.
It has the appropriate knowledge, skill, expertise and qualifications, the technical equipment and the manpower, suitable for the provision of the Services and it will fulfil all its obligations set forth in this agreement, to the best of its ability and at a high professional level.

2.2.
Throughout the entire term of this agreement, it will hold all the licenses and permits required by law, to the extent such are required, for the performance of the Services, and will comply with all the requirements and provisions of the law that are required due to the provision of the Services. In addition, the Kibbutz warrants to present to the Company, at its request, all the permits required in connection with the performance of the Services as stated above, and at the request of the Company will also provide it with a copy true to original of all such permits.

2.3.	It is able to fulfil all the obligations it has assumed in this agreement.

2.4.
There is no impediment whatsoever to its entering into this agreement and/or to fulfilling any obligation it has assumed in this agreement or by requirement of law or any previous agreement or obligation to which it is a party.

2.5.	It passed all the resolutions that are required by its documents of incorporation or by any law in order to enter into this agreement.

2.6.	This agreement does not contradict and/or conflict with any agreement and/or other consent to which it is a party and does not constitute a breach of any obligation to which it is bound.

3.	Representations and Warranties of the Company

Subject to the approval of this agreement by the general meeting of the Company, in accordance with the provisions of Section 275 of the Companies Law, the Company represents and warrants to the Kibbutz as follows:

3.1.	It is able to meet all the obligations it has assumed in this agreement.

3.2.
There is no impediment to its entering into this agreement and/or to fulfilling any obligation it has assumed in this agreement, by requirement of law or any previous agreement or obligation to which it is a party.

3.3.	It passed all the resolutions that are required by its documents of incorporation or by any law in order to enter into this agreement.

3.4.	This agreement does not contradict and/or conflict with any agreement and/or other consent to which it is a party and does not constitute a breach of any obligation to which it is bound.

4.	Various Payments and Expenses

The parties set between themselves the system of arrangements detailed below:

4.1.	Local Committee

The Company will pay the Kibbutz, in its role as the local committee of Kibbutz Sdot Yam, local committee taxes for Company Land, in accordance with the provisions of the applicable laws, including the provisions of the Local Councils (Regional Councils) Order, 5718 - 1958, and for as long as it is authorised by law to serve as the local committee.

4.2.	Security

The Company will pay the Kibbutz in its role as the local committee of Kibbutz Sdot Yam, a security levy in accordance with the provisions of the applicable laws, including the provisions of the “Security Order” of the Hof HaCarmel Local Council, and for as long as it is authorised by law to serve as the local committee.

4.3.	Water

The Company will pay the Kibbutz payments according to actual consumption (according to readings of the installed meter) in accordance with the local authorities’ tariff for water for industry. The aforesaid payments shall be paid to the Kibbutz once per calendar month, at terms of no later than net + 60 days per month (for the water consumed by the Company in the previous month). In order to make the said payment, the Kibbutz will provide the relevant data to the Company at the end of each month, at least 10 days before the date on which payment is due.

4.4.	Sewerage fee

The Company will pay the Kibbutz a proportionate share of the sewerage fee paid by the Kibbutz to the Hof HaCarmel Local Council, in accordance with the tariff set by the Hof HaCarmel Local Council, as such shall be in effect from time to time, and on the basis of the calculation of the Company’s actual water consumption, less the consumption in the polishing department, pursuant to a water meter at the entrance to the polishing department to be installed by Caesar Stone and at its expense (hereinafter, the “Calculation”). The parties may, from time to time, agree on a different calculation that will reflect the distribution of consumption between the parties. It is clarified that as long as the parties do not agree on a different calculation, the parties will act according to the above Calculation. The aforesaid payments will be paid to the Kibbutz once a calendar month, on terms of net + 60 days, for each month (for the amount of sewage that the Company expended in the previous month). In order to make the said payment, the Company will provide the Kibbutz at the end of each month the reading of the water meter in the polishing department, the Kibbutz will perform the Calculation based on the reading, after which it will submit a bill for payment to the Company.

4.5.	Garbage Disposal

The Company will continue to directly pay the Kibbutz for the removal of the Company's garbage from Company Land. The aforesaid payments shall be paid to the Kibbutz once per calendar month, at terms of no later than net + 60 days, for each month (for the removal of the Company's garbage as stated above in the previous month).

4.6.	Guarding at the Gate of the Company's Factory

The Company has the sole and exclusive obligation for guarding all Company Land, including the entrances to these areas, and all at the Company's expense and at a scope as the Company deems appropriate.

4.7.	Water Infrastructure

In the pricing of the sums that the Company pays to third parties for the water it consumes in all Company Land, is also embedded full payment for water infrastructure and, therefore, the Company does not have and will not have any demand from the Kibbutz in this matter.

4.8.	Sewerage Infrastructure

For the treatment and maintenance work done by the Kibbutz on sewerage infrastructure within the Kibbutz areas that are not part of Company Land, the Company will pay the Kibbutz an amount of 70 agorot plus V.A.T. for each cubic metre of sewage that is actually released by the Company, in accordance with the Calculation mentioned in Section 4.4 above. This is in light of the fact that the sewage generated by the Company flows through the Kibbutz's sewerage infrastructure. The said amount will be linked to an increase in the Consumer Price Index in comparison to the index known on September 1, 2021. These payments will be paid to the Kibbutz once a calendar month, no later than on terms of net + 60 days, for each month for the amount of sewage that the Company released in the previous month in accordance with the Calculation mentioned in Section 4.4 above.

In case of a need for renovation (as opposed to maintenance) of the sewerage infrastructure that serves both the Kibbutz and the Company and that is not on Company Land (i.e., the main conduit line serving the Kibbutz and the Company to remove effluents from the Company’s factory to the wastewater treatment centre), the Company shall pay to the Kibbutz the proportion of the actual cost incurred by the Kibbutz for the renovation, according to the amount of sewage actually discharged by the Company in accordance with the Calculation mentioned in Section 4.4 above, out of the total amount of sewage discharged by the Kibbutz and the Company together, according to the Calculation mentioned in Section 4.2 above (and attached as Appendix A).

For the avoidance of doubt, it is clarified that the Company will be responsible for the treatment of the sewerage infrastructure on Company Land, at its own expense.

The Company also warrants to ensure that any sewage that flows through the Kibbutz's sewerage infrastructure complies with the standards set by law.

4.9.	Electrical Power

The parties agree that as long as they do not reach a written agreement otherwise and/or subject to the rights they have under any law, the arrangement existing prior to the date of execution of this agreement will continue, by which the Company pays the full electricity bill for the electricity consumption of the Company and the Kibbutz, and charges the Kibbutz for its proportionate share according to the readings of the meters located in the common switchboard (where with regards to the electricity that runs to the Conchetto building the arrangement is reversed - the Kibbutz pays the full electricity bill for the general electricity consumption and the Company will be charged for its proportionate share according to the readings of the meters located in the Conchetto building).

5.	Services

Subject to the provisions of Section 6 below, the Kibbutz will provide the Company with the Services listed below (the “Services”) for the Additional Term, under the conditions and for the consideration specified alongside each of the following services:

5.1.	Landscaping Services

At the time of execution of this agreement, the Company receives from the Kibbutz landscaping services for Company Land. The Company will continue to receive landscaping services (in the existing format) on Company Land, for a total payment of NIS 5,500 plus V.A.T. per month, linked to an increase in the Consumer Price Index compared to the index known on September 1, 2021. The said payments will be paid to the Kibbutz once a calendar month, at terms of no later than net + 60 days from the date of the invoice drawn up after the service has been provided.

5.2.	Postal Services

The Kibbutz will continue to allow the Company to use the Services of the post office in the Kibbutz during the Additional Term. In return, the Company will pay the Kibbutz the sum of NIS 5,000 plus V.A.T. per month, as participation in the cost of maintaining the office, including the cost of an employee of the office. This sum will be linked to an increase in the Consumer Price Index compared to the index known on September 1, 2021. The said payments will be paid to the Kibbutz once a calendar month, at terms of no later than net + 60 days from the date of the invoice drawn up after the service has been provided. For the avoidance of doubt, it is clarified that in addition to the above payment, the Company will itself pay all payments for the actual consumption of postal services (stamps, envelopes, and so on).

5.3.	Meals and food

The Company will pay the Kibbutz the sum of NIS 36 plus V.A.T. for each lunchtime meal ordered by a Company employee or anyone on behalf of the Company in the Kibbutz's dining room. This sum will be linked to an increase in the Consumer Price Index compared to the index known on September 1, 2021. The said payments will be paid to the Kibbutz once a calendar month, at terms of no later than net + 60 days from the date of the invoice drawn up after the service has been provided. In order to make the payment, the Kibbutz will provide the relevant data to the Company at the end of each month. For the avoidance of doubt, such lunchtime meals will also include all the toppings, fruits and disposable dishes at no extra charge.

If the Company chooses from time to time to order another food supply from the Kibbutz (for example, and without detracting from the generality of the aforesaid, sandwiches for the Company's employees), for the Company and/or anyone on its behalf, then the Company will pay the Kibbutz the price agreed between the parties in advance for each type of food.

5.4.	Laundry

For the entire term of this agreement, the Kibbutz will provide, exclusively, all the laundry services consumed by the Company for the Company's employees who work on Company Land. Laundry services include as of the date of execution of this agreement: laundry of clothes, basic folding and packing of clothes in separate parcels for each employee, in such a way that the employee’s number appears on each parcel, and also minor repairs (only). For the avoidance of doubt, it is hereby clarified that the Company will not be entitled, for the entire term of this Agreement, to establish a laundromat on Company Land.

The Company will pay the Kibbutz the sum of NIS 5.3 plus V.A.T. for each kilogram of clothes for which it will consume laundry services as described above, at terms of no later than net + 60 days from the date of the invoice drawn up after the service has been provided. This sum will be linked to an increase in the Consumer Price Index compared to the index known on September 1, 2021. In order to make the said payment, the Kibbutz will provide the relevant data to the Company every month , at least 10 days before the payment due date.

If the Company chooses from time to time to order additional laundry services from the Kibbutz (for example, dry cleaning, ironing), then the Company will pay the Kibbutz a price to be agreed between the parties in advance for each type of service.

5.5.	Metal workshop

a.	“Stands”

Throughout the term of this agreement, the Kibbutz’s metal workshop will provide, exclusively, all the services for the preparation “stands” that the Company will need for its factory in Sdot Yam, in accordance with the Company's needs. In addition, the Kibbutz's metal workshop will provide the Company with stands for its additional factories in Bar Lev and in the United States, at the price stated below, if the Company wants this, in its sole discretion.

In return, the Company will pay the Kibbutz the sum of NIS 45 plus V.A.T. for each stand that was actually supplied to it by the Kibbutz’s metal workshop, to which will be added the costs of the raw materials actually purchased by the Kibbutz’s metal workshop, according to receipts / invoices presented by the metal workshop, which were used to supply the stands to the Company, plus a 5% surcharge, with the Company having the right to purchase the above raw materials itself and supply them to the Kibbutz’s metal workshop. These payments will be made to the Kibbutz at terms of no later than net + 60 days from the date of the invoice drawn up after the service has been provided. In order to make the said payment, the Kibbutz will provide the relevant data to the Company every month, at least 10 days before the payment due date.

b.	“Fracture Repairs”

In addition, for the entire term of this agreement the Kibbutz’s metal workshop will provide the Company, for its factory in Sdot Yam, with metalwork of “fracture repairs” in the field of mechanical metalwork, in accordance with the Company's needs and with the Company giving preference to receiving the services from the Kibbutz, subject to company considerations. In addition, the Kibbutz’s metal workshop will provide the Company with metalwork of “fracture repairs” to its additional factories in Bar Lev and in the United States for the price stated below, if the Company wants this, in its sole discretion, plus coverage of reasonable expenses actually incurred for travel to its factories, against receipts, and in connection with the factory in the United States also flight, accommodation and per diem expenses (as required and all subject to prior written approval by the Company).

The metal workshop will be available to provide the Company with the above metalwork daily, as much as possible, 24 hours a day, 7 days a week. In return, the Company will pay the Kibbutz the sum of NIS 100 plus V.A.T. for each hour of work actually performed by the Kibbutz’s metal workshop during regular work hours of 7:00 am to 5:00 pm (hereinafter, “Regular Work Hours”) and the sum of NIS 150 plus V.A.T. for each hour of work actually performed by the Kibbutz’s metal workshop outside of the Regular Work Hours (including weekends and holidays). These sums will be linked to an increase in the Consumer Price Index compared to the index known on September 1, 2021. It is clarified that the metal workshop will take all measures at its disposal in order to provide an immediate response to the Company's needs and will not postpone work that can be performed during normal working hours to beyond these hours.

To the extent that the purchase of raw materials is required for these “fracture repairs” works, the Company will purchase the raw materials or pay the Kibbutz’s metal workshop, in addition to the payment for the work hours, for the cost of the raw materials if they were actually purchased by the Kibbutz’s metal workshop, pursuant to receipts / invoices presented by the metal workshop, plus a 5% surcharge on the price of the raw materials, for expenses actually incurred by the Kibbutz’s metal workshop for the fracture repairs.

The said payments will be paid to the Kibbutz at terms of no later than net + 60 days from the date of the invoice drawn up after the service has been provided. In order to make the said payment, the Kibbutz will provide the relevant data to the Company at the end of each month, at least 10 days before the date on which payment is due.

c.	Other metalwork for special projects

In addition to the above, the Company hereby grants the Kibbutz’s metal workshop, for the entire term of this agreement, the right of first offer for additional metalwork that will be required of it in special projects (i.e. a project for which the cost to the Company for the project metalwork is more than NIS 50,000), and which the Company will require in Israel (and, for the avoidance of doubt, including in the Company's factories in the Kibbutz and in the Bar Lev industrial area), and for the duration of the project, subject to the provisions of Section [error! Missing original reference] below. Completion of the project will be determined by the company, in its sole discretion. The Company will pay for the services for each project at terms of net + 60 days from the date of the invoice drawn up after the service has been provided.

General

It is clarified that to the extent that the Kibbutz’s metal workshop is incorporated in any way that is not part of the Kibbutz, the provisions of this Section will be considered a contract in favour of a third party (being the Kibbutz’s metal workshop as it will actually be incorporated). It is clarified that the provisions of this Section will apply during the term of the agreement and as long as the metal workshop is under the direct or indirect control of the Kibbutz, (even in the case of its incorporation in some way that is not within the Kibbutz).

5.6.	Events

The Company hereby grants to the Kibbutz's events gardens (“Gan Gili”, “Al Hayam”, “Kochav Hayam”, “Kif Yam”, and any other event garden that there may be in the future in the Kibbutz areas and under the direct or indirect control of the Kibbutz) right of first refusal for the entire term of this agreement, for the holding of events and for ancillary services for everything involved in events for which, according to the intended type, scope and nature of the Company’s event, and its date, any of the Kibbutz's events gardens are suitable for hosting it (and, for the avoidance of doubt, including events held by the Company in Israel for its employees and their families, suppliers, customers, guests from abroad, and so on), in the discretion of the Company.

It is clarified that to the extent that any of the event gardens located in the Kibbutz areas are incorporated in any way that is not part of the Kibbutz - the provisions of this Section will be considered a contract in favour of a third party (being the Kibbutz's event gardens as they will actually be incorporated). It is clarified that the provisions of this Section will apply during the term of the agreement and as long as the event gardens to which the provisions of the Section apply are under the direct or indirect control of the Kibbutz (even in the case of their incorporation in any way that is not as part of the Kibbutz).

Additional General Services

The Company will be entitled to receive from the Kibbutz, from time to time, various services that are not specified in the above sections, for sums that are not material to the Company, on terms and prices to be agreed between it and the Kibbutz and which will be as part of the normal course of business and at market terms.

6.	General Provisions

6.1.
The Company may at any time reduce or extend the scope of the Services specified in this agreement in accordance with its needs, or cancel at any time, by prior written notice of at least 25 working days, the receiving of any or all of the Services it receives from the Kibbutz under this agreement, provided that in a case of the cancellation of any Service, the Company will not receive the same service under this agreement during the relevant year under conditions that are inferior for the Company in comparison to the last competitive procedure conducted with full transparency with the Kibbutz. In the event that the Company requests that the Kibbutz provide it with additional services or increase the scope of the Services provided to the Company under this Agreement, the Parties shall consider this together, including determining the appropriate fees for such additional services, and subject to obtaining the approvals required by law, including the approvals of the competent organs of the Company.

6.2.
It is clarified and agreed by the parties that the Kibbutz will be entitled to contract with sub-suppliers, subcontractors and any other third parties, in its full and exclusive discretion, after giving 30 days prior written notice to the Company, for the provision of the Services to the Company under this agreement, provided that the Kibbutz is the party who will at all times bear full responsibility for the provision of the Services, the level of their performance, their quality and compliance with the terms and conditions of this agreement, and that the Company will in no way be liable for any payment and/or expense, of any kind and type to any of the sub-suppliers that the Kibbutz engaged. The Company will in no way be liable to any third party for any obligation, whether express or implied, financial or otherwise, and will not be liable to such third party in any manner whatsoever.

7.	Term of the Agreement

7.1.
This agreement shall enter into effect upon receipt of approval of the agreement by the Company’s general meeting (the “Effective Date”), subject to receipt of all approvals from the Company organs as required by law before the said date, including approval of the general meeting of the Company, and will be in effect for a term of three years from the Effective Date (the “Agreement Term”).

7.2.
Any extension of the Agreement Term is subject to the approval of the competent organs of the Company, in accordance with the provisions of law as such will be in effect from time to time, and will be renewed or terminated in accordance with the provisions of law that apply to the contract between the parties.

7.3.
The parties agree that on the Effective Date, the 2018 Agreement will terminate and the provisions of this agreement will prevail over any previous provisions, understandings, representations or warranties between the parties, which are null and void. The parties represent that they have no claims and/or grievances and/or demands against each other due to anything related and/or involved and/or resulting from the Original Agreement and/or its termination on the Effective Date (except with respect to the payment of various sums due to the Kibbutz for services actually provided by the Kibbutz to the Company under the Original Agreement, if any have not been paid by the end of the Original Agreement term and except in relation to the Kibbutz's responsibility for the Services provided under the Original Agreement and to the extent any deficiencies or damage are discovered in connection thereto and/or as a result of the performance of any of the Services, and also in any matter pursuant to Section 10 of the 2018 Agreement, which shall continue to apply in relation to the Services provided under the 2018 Agreement), and if any of the parties has any claims and/or grievances and/or demands, it waives them irrevocably upon execution of this agreement.

7.4.	Notwithstanding the provisions of Section 7.1 above, each party may bring this agreement to termination, by written notice given 45 days in advance to the other party, in any of the following cases:

(a)	a temporary or permanent liquidation order and/or receivership order was given against the other party and it was not removed within one hundred and twenty (120) days from the date given;

(b)
an application has been submitted against the other party for the appointment of a liquidator and/or receiver and/or a trustee and/or a special director, and the application has not been withdrawn within one hundred and twenty (120) days from the date of its submission;

(c)
an application was submitted by and/or against the other party for a stay of proceedings and/or a creditors' settlement (within the meaning of the term in Section 350 of the Companies Law, 5769 - 1999) and the application was not removed within one hundred and twenty (120) days from the date of submission;

(d)
A foreclosure was imposed on a significant asset of the other party and the foreclosure was not removed within one hundred and twenty (120) days from the date of its imposition and, as a result, an impediment may arise to the party against whom the foreclosure was imposed in the performance of any of its obligations under this agreement.

7.5.
In addition to the above, in the event that the Kibbutz has fundamentally violated its obligations under this agreement in relation to any of the Services listed in Section 5, above, and has not rectified the violation within thirty (30) days from written demand by the Company, provided that in such written demand the Company explicitly states the if the violation is not remedied within the prescribed time, then the Company will immediately stop consuming the said Service from the Kibbutz, and the Company will be entitled to notify the Kibbutz in writing that it has indeed decided to stop consuming the said Service from the Kibbutz - and from then this agreement will not apply with respect to such Service. For the avoidance of doubt, it is hereby clarified that the cessation of the consumption of any specific Service, as stated above, does not detract from the obligations of the parties, in accordance with the provisions of this agreement, with regard to the provision and performance of other Services that have not been stopped.

For the avoidance of doubt, it is hereby clarified that the termination of the agreement by any of the parties and/or the cancellation of any of the Services by the Company, in accordance with the above provisions, does not and will not detract from any other remedy available to that party under this agreement and/or any law.

8.	No Employee-Employer Relationship

8.1.
The Kibbutz will provide the Services to the Company in accordance with the provisions of this agreement as an independent contractor. There is not and will not be any employee-employer relationship between the Company and the Kibbutz and/or anyone on behalf of the Kibbutz who will take part in the provision of the Services and/or any part of them.

8.2.
The Kibbutz warrants not to claim at any time regarding the Company that anyone on behalf of the Kibbutz who will take part in the provision of the Services is the Company's employee and that it will not claim any payment from the Company based on an allegation of an employee-employer relationship between the Company and any such person.

8.3.
It is further clarified that the Kibbutz and/or anyone on behalf of the Kibbutz who will take part in the provision of the Services will not be entitled to any payment and/or renumeration and/or other benefit that is generally accepted in an employee-employer relationship, by law, case law, custom, or Company practice, including social provisions required by law, including also severance pay. All payments to anyone on behalf of the Kibbutz who will take part in providing the Services to the Company (including, and without prejudice to the generality of the aforesaid, wages, social provisions, deductions and payments to income tax and the National Insurance Institute, commuting expenses to and from work and any other social payment), and all taxes and levies applicable to an employer as such, shall apply to the Kibbutz and/or to any other third party that the Kibbutz will engage as stated in Section 6.2 above, and the Company will not be liable for this in any way and form.

8.4.
Without derogating from the aforesaid, the Kibbutz will indemnify the Company, immediately upon its first demand, for any amount that the Company will be required to pay due to any charge imposed on it due to a ruling, decision or final judgment, the performance of which has not been stayed, of a competent court or tribunal, that notwithstanding the provisions of this agreement, an employer-employee relationship did exist between the Company and the Kibbutz and/or anyone on behalf of the Kibbutz who took part in providing the Service. The amount of such indemnification will include any compensation, expense, payment, obligatory payment, tax or levy as well as legal expenses and lawyer's fees for any judicial proceedings to which the Company is a party - provided that the Kibbutz, if it finds interest or need for this, has been given the opportunity to conduct the procedure and defend against it.

9.	Warranty and Insurance

9.1.
The Kibbutz shall be liable to the Company and any third party, insofar as such liability is imposed on it by law, for any damage and/or loss and/or financial loss and/or expense (collectively in this Section 9, “Damage”), whether direct or indirect, which will be caused to the body and/or property and/or business of a person and/or corporation, that arises from an act and/or omission of the Kibbutz and/or its employees and/or anyone on its behalf during or due to the provision of the Services under this agreement, and the Kibbutz warrants to take all necessary measures to prevent such Damage.

9.2.
The Kibbutz warrants to compensate and/or indemnify the Company, immediately upon its first demand that it does so, for any Damage caused to the Company and/or anyone on its behalf and for which the responsibility rests with the Kibbutz as stated in Section 9.1 above.

9.3.
In addition to the above, in any case in which any claim and/or grievance and/or demand of any third party is raised against the Company and/or anyone on its behalf, in respect of any Damage caused to the third party for which the Kibbutz is responsible under Section 9.1 above, the Kibbutz will bear full liability for any such Damage, provided that in any such a case the Company will contact the Kibbutz, in writing (and at a time that will allow the implementation of the provision below), with a copy of the claim and/or demand that it received and allow the Kibbutz to conduct a defence, on behalf of the Company, at the expense of the Kibbutz (and if required, through its own lawyers provided that they are experienced lawyers and suitable for dealing with the matter) against any such demand or claim.

9.4.
The Kibbutz will purchase and hold itself insurance for the entire term of this agreement to cover risks related to the performance of the Services subject to this agreement, which are reasonable in the circumstances of the case.

10.	Miscellaneous

10.1.
It is hereby expressly agreed that the consideration to be paid to the Kibbutz under this agreement for the performance of the Services will constitute all the payment to which the Kibbutz is entitled for the provision of the Services during the Agreement Term and that the Kibbutz, and/or anyone on its behalf, will not be entitled to any additional consideration and/or benefit in connection with the provision of the Services and/or this agreement, including in connection with its termination, beyond this pre-determined consideration.

10.2.	The Company will not be allowed to transfer in any way (and/or pledge and/or hypothecate) any of its obligations and rights under this agreement to any third party.

10.3.	The provisions of the Contracts Law (Remedies for Breach of Contract), 5731 - 1971, shall govern any breaches of this Agreement.

10.4.
The terms of this agreement fully reflect all the terms and conditions agreed between the parties regarding the matters settled therein, and the parties will not be bound by any promises, exhibits, representations, documents and/or agreements, whether written or oral, that were made before the execution of this agreement, if any were made, including under the Original Agreement, which is cancelled.

10.5.
Any change, waiver, granting of an extension and so forth that are not in accordance with the provisions of this Agreement shall be void, unless made in writing and signed by both parties. Any delay in the use of rights, granting of an extension, deferment and so forth will not be considered a waiver in any sense unless made in writing and signed by the parties.

10.6.
The parties stipulate among themselves that the courts in the Tel Aviv district will have exclusive local jurisdiction for all matters arising from this agreement and the governing law with respect to this agreement is the law of Israel.

11.	Notices and Addresses

11.1.
The addresses of the parties are as specified in the preamble to this agreement (or any other address provided by either party in writing, to the other party. Any notice sent by any party to another to such address shall be deemed to have been received by the recipient:

(a) if sent by registered mail - three (3) business days after the day of dispatch;

(b) If sent by e-mail, one business day after transmission, provided that the transmission is accompanied by a confirmation that the notice has been given to the recipient.

In witness whereof, the parties have affixed their signatures hereto:

Caesarstone Ltd. By __________________ And _________________	Sdot Yam Agricultural Cooperative Association Ltd. By __________________ And _________________